FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 under
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2008

ICON plc
(Registrant’s name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes	☒	No	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82                           N/A

ICON  plc

Quarterly Period Ended March 31, 2008

ICON plc

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I – IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis.  We have approximately 6,150 employees worldwide, with operations in 68 locations in 36 countries, including the United States and major markets in Europe and Rest of World. For the three months ended March 31, 2008, we derived approximately 45.7%, 46.3%, and 8.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

Recent Developments

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc. (“Healthcare Discoveries”) for an initial cash consideration of approximately $11.0 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, USA, is engaged in the provision of Phase I clinical trials management activities.  Further consideration of up to $10.0 million may become payable during the year ended December 31, 2008, if certain performance milestones are achieved.

On February 4, 2008, an uncommitted credit facility was negotiated with Citibank N.A, for $30.0 million.  Interest is calculated at the London Interbank Market rate plus a margin. On March 31, 2008, $12.0 million of this facility was drawn, primarily to fund the acquisition of Healthcare Discoveries.

On July 12, 2007, the Company acquired 100% of the common stock of DOCS International, a European based clinical research staffing organization, for a cash consideration of approximately €29.5 million ($40.6 million), excluding costs of acquisition. DOCS International operates in eight European countries and focuses on the training and supply of contract and permanent clinical research personnel to the pharmaceutical and biotech industry.

On July 9, 2007, ICON plc entered into a five year committed  multi-currency facility agreement for  €35 million ($55.3 million)  with The Governor and Company of the Bank of Ireland. The facility bears interest at an annual rate equal to the reference rate of EURIBOR plus a margin. Our obligations under the facility are secured by certain composite guarantees and indemnities and pledges in favour of the bank. On July 10, 2007, the Company drew down €29.5 million ($46.6 million) of the facility to fund the acquisition of DOCS International.  On  October 15, 2007, the remaining €5.5 million ($8.7 million) of the facility was drawn down to cover head office expansion in Ireland.

On October 17, 2007, an uncommitted credit facility was negotiated with Allied Irish Banks plc, for €30 million ($47.4 million). Interest is calculated at the EUR Interbank rate plus a margin.  The facility is secured by the same composite guarantees and indemnities in place for the Bank of Ireland committed facility.  On December 31, 2007, this facility was fully drawn.  The funds were used to refinance overdraft facilities in place to fund expenditure on the head office expansion. On January 8, 2008, the facility with Allied Irish Banks plc was increased to €50 Million ($79.0 million). All terms of this facility remain the same. On March 31, 2008, €40.4 million ($63.8 million) of this facility was drawn. The facility is due to be reviewed on October 31, 2010.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2008 AND DECEMBER 31, 2007

	(Unaudited)	(Audited)
	March 31,	December 31,
	2008	2007
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$81,222	$76,881
Short term investments - available for sale	29,743	41,752
Accounts receivable	182,672	129,865
Unbilled revenue	161,120	144,661
Other receivables	7,133	6,171
Deferred tax asset	8,695	4,919
Prepayments and other current assets	21,214	16,449
Income taxes receivable	623	2,448
Total current assets	492,422	423,146
Other Assets:
Property, plant and equipment, net	153,708	133,426
Goodwill	139,086	123,879
Non-current other assets	2,273	2,140
Non-current income taxes receivable	3,140	3,049
Non-current deferred tax asset	5,464	5,703
Intangible assets	1,787	1,795
Total Assets	$797,880	$693,138
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$13,645	$13,459
Payments on account	133,805	96,553
Other liabilities	66,576	70,743
Deferred tax liability	259	398
Bank credit lines and loan facilities	82,753	43,767
Income taxes payable	5,579	4,955
Total current liabilities	302,617	229,875
Other Liabilities:
Long term government grants	1,244	1,179
Long term finance leases	40	49
Non-current income taxes payable	14,830	13,906
Non-current deferred tax liability	6,636	5,966
Non-current other liabilities	1,451	1,394
Non-current bank credit lines and loan facilities	48,394	51,062
Minority interest	1,635	1,307

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 40,000,000 shares authorized,
28,986,318 shares issued and outstanding at March 31, 2008 and
28,835,244 shares issued and outstanding at December 31, 2007	2,139	2,127
Additional paid-in capital	152,217	146,355
Accumulated other comprehensive income	41,693	31,828
Retained earnings	224,984	208,090
Total Shareholders' Equity	421,033	388,400

Total Liabilities and Shareholders' Equity	$797,880	$693,138

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND MARCH 31, 2007
(UNAUDITED)

	Three Months Ended
	March 31,	March 31,
	2008	2007
Revenue:	(in thousands except share and per share data)

Gross revenue	$283,853	$186,740
Subcontractor costs	(82,509)	(50,651)

Net revenue	201,344	136,089

Costs and expenses:
Direct costs	113,189	78,557
Selling, general and administrative expense	60,545	38,684
Depreciation and amortization	6,098	4,156

Total costs and expenses	179,832	121,397

Income from operations	21,512	14,692
Interest income	933	1,129
Interest expense	(976)	(85)

Income before provision for income taxes	21,469	15,736
Provision for income taxes	(4,247)	(3,428)
Minority interest	(328)	(42)

Net income	$16,894	$12,266
Net income per Ordinary Share:
Basic	$0.58	$0.43
Diluted	$0.56	$0.42

Weighted average number of Ordinary Shares outstanding:
Basic	28,902,630	28,564,498
Diluted	30,039,736	29,508,662

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND MARCH 31, 2007
(UNAUDITED)

	Three Months Ended
	March 31,	March 31,
	2008	2007
	(in thousands)

Cash flows from operating activities:
Net income	$16,894	$12,266
Adjustments to reconcile net income to net cash used in operating activities:
Loss on disposal of property, plant and equipment	161	85
Depreciation and amortization	6,098	4,156
Amortization of grants	(31)	(28)
Share-based compensation expense	1,254	1,180
Deferred taxes	(2,923)	907
Minority interest	328	42
Changes in assets and liabilities:
Increase in accounts receivable	(46,821)	(1,454)
Increase in unbilled revenue	(15,045)	(11)
Decrease in other receivables	458	1,849
Increase in prepayments and other current assets	(3,709)	(2,030)
Increase in other non current assets	(133)	-
Increase/(decrease) in payments on account	36,847	(12,996)
Decrease in other current liabilities	(9,718)	(10,117)
Increase in other non-current liabilities	57	-
Increase in income taxes payable	4,480	1,133
(Decrease) / increase in accounts payable	(527)	2,224

Net cash used in operating activities	(12,330)	(2,794)

Cash flows from investing activities:
Purchase of property, plant and equipment	(16,517)	(12,534)
Purchase of subsidiary undertakings & acquisition costs	(11,053)	-
Cash acquired with subsidiary undertaking	5	-
Sale of short term investments	12,009	-
Net cash used in investing activities	(15,556)	(12,534)

Cash flows from financing activities:
Drawdown of bank credit lines and loan facilities	26,722	-
Proceeds from exercise of share options	3,267	1,974
Share issuance costs	(37)	(64)
Tax benefit from the exercise of share options	1,390	-
Repayment of other liabilities	(7)	(23)
Net cash provided by financing activities	31,335	1,887
Effect of exchange rate movements on cash	892	14
Net increase/(decrease) in cash and cash equivalents	4,341	(13,427)
Cash and cash equivalents at beginning of period	76,881	63,039

Cash and cash equivalents at end of period	$81,222	$49,612

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total

	(dollars in thousands, except share data)

Balance at December 31, 2007	28,835,244	$2,127	$146,355	$31,828	$208,090	$388,400

Comprehensive Income:
Net income					16,894	16,894
Currency translation adjustment
(net of taxation)				9,865		9,865
Total comprehensive income						415,159
Share issuance costs			(37)			(37)
Exercise of share options	151,074	12	3,255			3,267
Non-cash stock compensation
expense			1,254			1,254
Tax benefit on exercise of
options			1,390			1,390
Balance at March 31, 2008	28,986,318	$2,139	$152,217	$41,693	$224,984	$421,033

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2008

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2007. Operating results for the three months ended March 31, 2008, are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2008.

2. Goodwill

	March 31,	December 31,
	2008	2007
	(in thousands)

Opening balance	$123,879	$78,717
Payments made in respect of current period acquisitions	11,249	42,081
Foreign exchange movement	3,956	3,081

Closing balance	$139,084	$123,879

The goodwill balance relates entirely to the clinical research segment.

Acquisition of Healthcare Discoveries Inc.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc. (“Healthcare Discoveries”) for an initial cash consideration of approximately $11.0 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, USA, is engaged in the provision of Phase I clinical trial management activities.  Further consideration of up to $10.0 million may become payable during the year ended December 31, 2008, if certain performance milestones are achieved.

The acquisition of Healthcare Discoveries has been accounted for as a purchase in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”). The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

At February 11,
2008
(in thousands)
Property, plant and equipment	$473
Goodwill	11,249
Cash	5
Other current assets	404
Current liabilities	(953)
Purchase price	$11,178

Prior Period Acquisitions

On July 12, 2007, the Company acquired 100% of the common stock of DOCS International (“DOCS”), a European based clinical research staffing organization, for a cash consideration of approximately $40.6 million (€29.5 million), excluding costs of acquisition.

The acquisition of DOCS has been accounted for as a purchase in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”).  The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

At July 12,
2007
(in thousands)
Property, plant and equipment	$984
Intangible asset	2,035
Goodwill	42,081
Bank overdraft	(2,400)
Other current assets	7,960
Current liabilities	(9,510)
Purchase price	$41,150

3. Adoption of the provisions of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (“FIN 48”). The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.

Under FIN 48, the Company may recognize the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being recognized upon ultimate settlement.

FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

The Company adopted the provisions of FIN 48 effective January 1, 2007. As at March 31, 2008, the Company maintains a $11.7 million liability for unrecognized tax benefit, which is comprised of $10.0 million related to items generating unrecognized tax benefits and $1.7 million for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2003 through 2007 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

4. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended
	March 31,	March 31,
	2008	2007

Weighted average number of ordinary shares outstanding for basic net income per ordinary share	28,902,630	28,564,498
Effect of dilutive share options outstanding	1,137,106	944,164
Weighted average number of ordinary shares for diluted net income per ordinary share	30,039,736	29,508,662

5. Stock Options

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 3.0 million ordinary shares have been reserved under the 2003 Plan; in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 200,000 ordinary shares.

No options can be granted after January 17, 2013.

In December 2004, the FASB issued FASB Statement No. 123R (revised 2004), Share Based Payment (“SFAS 123R”) which replaced FASB Statement No. 123 Accounting for Stock-Based Compensation (“SFAS 123”)  and supersedes Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB No. 25).  SFAS 123R requires, with effect from accounting periods beginning after June 15, 2005, that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values.

The Company has adopted SFAS 123R with effect from January 1, 2006, with the Black-Scholes method of valuation being used to calculate the fair value of options granted.  The Company adopted SFAS 123R using the modified-prospective transition method.  Under that transition method compensation cost recognized in the three months ended March 31, 2008, and March 31, 2007, includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS 123R.  Results for prior periods have not been restated. The following table summarizes option activity for the three months ended March 31, 2008:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2007	2,488,063	$24.53	$10.70

Granted	623,483	$70.66	$25.84
Exercised	(151,074)	$21.63	$9.54
Forfeited	(17,678)	$26.20	$10.99

Outstanding at March 31, 2008	2,942,794	$34.44	$13.97	5.82

Exercisable at March 31, 2008	991,156	$21.06	$9.11	4.53

Share option awards are generally granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at March 31, 2008, is eight years.

The weighted average fair value of stock options granted during the three months ended March 31, 2008, calculated using the Black-Scholes option pricing model, was $25.84 based on the following assumptions; dividend yield - 0%, risk free interest rate – 3.2%, expected volatility - 35% and weighted average expected life – 5.11 years.

Expected volatility is based on historical volatility of our common stock over a period equal to the expected life of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

Income from operations for the three months ended March 31, 2008, is stated after charging $1.3 million in respect of non-cash stock compensation expense.  Basic and diluted earnings per share for the three months ended March 31, 2008, had SFAS 123R not been introduced would have been $0.63 and $0.60 respectively.  Non-cash stock compensation expense for the three months ended March 31, 2008, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended
	March 31,	March 31,
	2008	2007
	(in thousands)

Direct costs	$670	$650
Selling, general and administrative	584	530

	$1,254	$1,180

Non vested shares outstanding as at March 31, 2008, are as follows:
	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2007	1,808,949	$26.47	$11.62

Granted	623,483	$70.66	$25.84
Vested	(467,244)	$23.77	$10.53
Forfeited	(13,550)	$25.52	$11.22

Non vested outstanding at March 31, 2008	1,951,638	$41.24	$16.43

As at March 31, 2008, total unrecognized compensation cost related to unvested options, which the Company expects to recognize over a weighted average period of 2.74 years, amounted to $21.5 million.  The Company has granted options with fair values ranging from $6.34 to $25.84 per option or a weighted average fair value of $11.53 per option.  The Company issues new ordinary shares for all options exercised.   The total amount of fully vested share options which remained outstanding at March 31, 2008, was 991,156.  Fully vested share options at March 31, 2008, have an average remaining contractual term of 4.53 years, an average exercise price of $21.06 and a total intrinsic value of $43.4 million. The total intrinsic value of options exercised during the three months ended March 31, 2008, was $6.5 million (March 31, 2007: $4.09 million).

6. Business Segment Information

The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. The Company also has a central laboratory segment primarily based in New York, USA. This, together with laboratory services based in Dublin, form the central laboratory segment information disclosed below.

The Company's areas of operation outside of Ireland principally include the United States, United Kingdom, France, Germany, Spain, Italy, The Netherlands, Denmark, Sweden, Finland, Russia, Latvia, Lithuania, Ukraine, Poland, Romania, Czech Republic, Hungary, Israel, Australia, New Zealand, Japan, South Korea, China, Taiwan, Hong Kong, Thailand, Singapore, India, South Africa, Canada, Mexico, Brazil, Peru, Argentina and Chile.  Segment information for the three months ended March 31, 2008, the three months ended March 31, 2007, and as at March 31, 2008, and December 31, 2007, is as follows:

a)  The distribution of net revenue by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2008	2007
	(in thousands)
Ireland*	$35,438	$22,703
Rest of Europe	57,706	32,096
U.S.	92,098	72,970
Rest of the World	16,102	8,320

Total	$201,344	$136,089
* All sales shown for Ireland are export sales.

b)  The distribution of net revenue by business segment was as follows:

	Three Months Ended
	March 31,	March 31,
	2008	2007
	(in thousands)
Central laboratory	$16,408	$13,077
Clinical research	184,936	123,012

Total	$201,344	$136,089

c)  The distribution of income from operations by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2008	2007
	(in thousands)
Ireland	$11,905	$10,832
Rest of Europe	3,757	1,337
U.S.	5,504	2,429
Rest of the World	346	94

Total	$21,512	$14,692

d)  The distribution of income from operations by business segment was as follows:

	Three Months Ended
	March 31,	March 31,
	2008	2007
	(in thousands)
Central laboratory	$1,230	$948
Clinical research	20,282	13,744

Total	$21,512	$14,692

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	March 31,	December 31,
	2008	2007
	(in thousands)
Ireland	$94,642	$82,127
Rest of Europe	19,241	15,547
U.S.	32,739	29,072
Rest of the World	7,086	6,680

Total	$153,708	$133,426

f) The distribution of property, plant and equipment, net, by business segment was as follows:

	March 31,	December 31,
	2008	2007
	(in thousands)
Central laboratory	$8,330	$7,048
Clinical research	145,378	126,378

Total	$153,708	$133,426

g) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended
	March 31,	March 31,
	2008	2007
	(in thousands)
Ireland	$1,993	$1,333
Rest of Europe	1,349	705
U.S.	2,248	1,792
Rest of the World	508	326

Total	$6,098	$4,156

h) The distribution of depreciation and amortization by business segment was as follows:

	Three Months Ended
	March 31,	March 31,
	2008	2007
	(in thousands)
Central laboratory	$508	$429
Clinical research	5,590	3,727

Total	$6,098	$4,156

i) The distribution of total assets by geographical area was as follows:

	March 31,	December 31,
	2008	2007
	(in thousands)
Ireland	$260,409	$202,293
Rest of Europe	156,829	161,746
U.S.	352,053	301,183
Rest of the World	28,589	27,916

Total	$797,880	$693,138

j) The distribution of total assets by business segment was as follows:

	March 31,	December 31,
	2008	2007
	(in thousands)
Central laboratory	$42,581	$40,562
Clinical research	755,299	652,576

Total	$797,880	$693,138

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2007. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. Our primary approach is to use dedicated teams to achieve optimum results, but we can implement a range of resourcing models to suit client requirements.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have approximately 6,150 employees, in 68 locations in 36 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistics and Central Laboratory and Imaging Services. For the three months ended March 31, 2008, we derived approximately 45.7%, 46.3% and 8.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue for contracts is recognized on the basis of the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of ICON's business involves the management of projects having a typical duration of one to three years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  We have 19 operations operating in U.S. dollars, 11 trading in Euros, 5 in pounds Sterling, 2 each in Indian Rupee, Russian Rouble, Japanese Yen, Swedish Krona and Polish Zloty, and 1 each in Australian dollars, Singapore dollars, Israeli New Shekels, Latvian Lats, Argentine Peso, South African Rand, Canadian dollar, Hungarian Forint, Danish Krone, Czech Koruna, Ukraine Hryvnia, Romanian New Leu, Hong Kong dollar, Taiwan dollar, Mexican Peso, Brazilian Real, Chilean Peso, South Korean Won, Thai Baht, Chinese Yuan Renminbi, Lithuanian Litas, Peruvian Neuvo Sol & New Zealand dollars. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on ICON's results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. ICON's results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended March 31, 2008 compared with Three Months Ended March 31, 2007

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	March 31,	March 31,	2007
	2008	2007	to 2008
			Percentage
	Percentage of Net Revenue		Increase
Net revenue	100.0%	100.0%	48%
Costs and expenses:
Direct costs	56.2%	57.7%	44%
Selling, general and administrative	30.1%	28.4%	57%
Depreciation and amortization	3.0%	3.1%	47%
Income from operations	10.7%	10.8%	46%

Net revenue increased by $65.2 million, or 48.0%, from $136.1 million to $201.3 million. In the three months ended March 31, 2008, net revenue from our central laboratory business increased by 25.5%, from $13.1 million, to $16.4 million, while our clinical research segment improved by 50.3%, from $123.0 million to $184.9 million, over the prior period. This increase in net revenue has resulted from a combination of increased business from existing clients, business won from new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries and an underlying increase in research and development spending.

Direct costs increased by $34.6 million, or 44.1%, from $78.6 million for the three months ended March 31, 2007, to $113.2 million for the three months ended March 31, 2008, primarily due to increased personnel related costs of $32.8 million resulting from the increase in project-related employees of over 1,400. The remainder of the increase resulted primarily from increased laboratory and consulting expenses.  Direct costs as a percentage of net revenue decreased from 57.7% for the three months ended March 31, 2007, to 56.2% for the three months ended March 31, 2008.

Selling, general and administrative expenses increased by $21.9 million, or 56.5%, from $38.7 million for the three months ended March 31, 2007, to $60.5 million for the three months ended March 31, 2008. The increase in SG&A costs is primarily driven by increased personnel costs of $9.5 million resulting from increased levels of selling and administrative employees to support the continued expansion of the business.  In addition to these personnel costs there were additional rent and utility charges of $4.7 million arising from further office openings since the three months ended March 31, 2007, increased professional, legal and accounting costs of $1.3 million, increased information technology costs of $1.2 million, an increase of $1.5 million in relation to realized and unrealized foreign exchange loss and increased temporary staff and recruitment costs of $1.5 million. As a percentage of net revenue, selling, general and administrative expenses, increased from 28.4% in the three months ended March 31, 2007, to 30.1% in the three months ended March 31, 2008.

The total share based compensation expense recognized during the three months ended March 31, 2008 amounted to $1.3 million compared to $1.2 million during the three months ended March 31, 2007.

Depreciation and amortization expense increased by $1.9 million, or 46.7%, from $4.2 million to $6.1 million. As a percentage of net revenue, depreciation and amortization decreased from 3.1% of net revenues for the three months ended March 31, 2007, to 3.0% for the three months ended March 31, 2008.  The increase in absolute terms arises primarily from construction of the Company’s new headquarter building in Dublin, Republic of Ireland, and the ongoing investment in global infrastructure and information technology to support the Company’s current and future growth.

Income from operations increased by $6.8 million, or 46.4%, from $14.7 million to $21.5 million. As a percentage of net revenue, income from operations decreased from 10.8% of net revenues for the three months ended March 31, 2007, to 10.7% for the three months ended March 31, 2008. The three months ended March 31, 2008, saw a continued improvement in the performance of the central laboratory business, with results improving from an operating profit of 7.3% for the three months ended March 31, 2007, to an operating profit of 7.5% for the three months ended March 31, 2008. The central laboratory constitutes approximately 8.1% of our business revenues for the three months ended March 31, 2008. Operating margins for our clinical research segment decreased to 11.0% in the three months ended March 31, 2008, from 11.2% for the three months ended March 31, 2007.

Net interest expense for the three months ended March 31, 2008, was $0.04 million, a decrease of $1.1 on net interest income of $1.0 million for the three months ended March 31, 2007. The Company entered into a number of significant banking facilities in the period since March 31, 2007, to fund the acquisition of DOCS International in July 2007, ($40.6 million), the acquisition of Healthcare Discoveries in February 2008, ($11.1 million), and the construction of the Company’s new headquarter building in Dublin, Republic of Ireland.

Our provision for income taxes increased from $3.4 million for the three months ended March 31, 2007, to $4.2 million for the three months ended March 31, 2008.  ICON plc’s effective tax rate for the three months ended March 31, 2008, was 19.8% compared with 21.8% for the three months ended March 31, 2007. The effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which the Group operates.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998, net proceeds of $44.3 million raised in our public offering in August 2003 and borrowings of $131.1 million used to finance the acquisitions of DOCS International and Healthcare Discoveries, and expenditure on our head office expansion.  Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation paid in the three months ended March 31, 2008, amounted to $125.5 million, compared to $83.2 million for the three months ended March 31, 2007. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration and in some cases upon the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of March 31, 2008, our working capital amounted to $189.8 million, compared to $193.3 million at December 31, 2007. The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 67 days at March 31, 2008, compared to 66 days at December 31, 2007.

Net cash used in operating activities was $12.3 million in the three months ended March 31, 2008, compared to $2.8 million in the three months ended March 31, 2007. The reduction in net cash from operating activities is primarily due to the timing of cash receipts on billed revenue.

Net cash used in investing activities was $15.6 million in the three months ended March 31, 2008, compared to $12.5 million in the three months ended March 31, 2007. The increase in net cash used in investing activities is primarily due to the acquisition of Healthcare Discoveries in February 2008 for $11.1 million, the construction of the new head office building located in Dublin, Republic of Ireland and the ongoing investment in global infrastructure and information technology to support the Company’s current and future growth, offset by the sale of short term investments.

Net cash provided by financing activities was $31.3 million in the three months ended March 31, 2008, compared to $1.9 million in the three months ended March 31, 2007.  The increase in net cash provided by financing activities was due to the drawdown of available facilities to fund the acquisition of Healthcare Discoveries in February 2008, the construction of the new head office building located in Dublin, Republic of Ireland and the ongoing investment in global infrastructure and information technology to support the Company’s current and future growth.

As a result of these cash flows, cash and cash equivalents increased by $4.3 million in the three months ended March 31, 2008, compared to a decrease of $13.4 million in the three months ended March 31, 2007.

On July 9, 2007, ICON plc entered into a five year committed  multi-currency facility agreement for  €35 million ($55.3 million)  with The Governor and Company of the Bank of Ireland. The facility bears interest at an annual rate equal to the reference rate of EURIBOR plus a margin. Our obligations under the facility are secured by certain composite guarantees and indemnities and pledges in favour of the bank. On July 10, 2007, the Company drew down €29.5 million ($46.6 million) of the facility to fund the acquisition of DOCS International.  On  October 15, 2007, the remaining €5.5 million ($8.7 million) of the facility was drawn down to cover head office expansion in Ireland.

On October 17, 2007, an uncommitted credit facility was negotiated with Allied Irish Banks plc, for €30 million ($47.4 million). Interest is calculated at the EUR Interbank rate plus a margin.  The facility is secured by the same composite guarantees and indemnities in place for the Bank of Ireland committed facility.  On December 31, 2007, this facility was fully drawn.  The funds were used to refinance overdraft facilities in place to fund expenditure on the head office expansion. On January 8, 2008, the facility with Allied Irish Banks plc was increased to €50 Million ($79.0 million).  All terms of this facility remain the same. On March 31, 2008, €40.4 million ($63.8 million) of this facility was drawn. The facility is due to be reviewed on October 31, 2010.

On February 4, 2008, an uncommitted credit facility was negotiated with Citibank N.A, for $30 million.  Interest is calculated at the London Interbank Market rate plus a margin. On March 31, 2008, $12.0 million of this facility was drawn, primarily to fund the acquisition of Healthcare Discoveries.

The average margin payable on the above mentioned facilities is 0.59 per cent.

The current available overdraft facility with Allied Irish Banks plc is €2 million ($3.2 million). The applicable interest rate when utilized is the bank’s prime rate and is repayable on demand if the Company defaults under its obligations as specified in the loan agreement. As of March 31, 2008, the facility was undrawn and available.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Ciaran Murray
Date April 28, 2008	Ciaran Murray
Chief Financial Officer